Semi-annual Report

(unaudited)

June 30, 2001

MOSAIC
Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Growth Fund
Mosaic Foresight Fund



MOSAIC
FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



*Katherine
Frank*

I'm pleased to report that all of our Equity Trust funds showed relative outperformance for the six months ended June 30, 2001 when compared to the market in general. For the six-month period the S&P 500 was down –6.70%. Mosaic Investors was down –1.96% for the period, Mosaic Balanced showed a small positive return of 0.13%, Mosaic Mid-Cap Growth was up 7.31% and Mosaic Foresight dropped –3.88%.

This past year has been a testament to our investment approach, which has always taken into account the downside possibilities, as well as the upside potential, of each of our holdings. The market, as measured by the S&P 500 was down –14.83% for year ended June 30, 2001, while all of the funds in Equity Trust were strongly positive. One of the greatest investors of our time, Warren Buffet, once remarked that the key to making money over time was not to lose it, and we're pleased that over the past year we've been able to fulfill this admonition for our shareholders.

Over the past six months Mosaic has received significant national recognition for our long-term performance, with a series of news stories in major publications. Most notably, SmartMoney Magazine selected Mosaic as its choice as one of the three up-and-coming fund families in America. We're pleased to be able to send you this semi-annual report and to thank you for your continued confidence in our management.

Sincerely,

Katherine Frank
President

Review of Period

General Market

The stock market enjoyed a mixed six months, with the S&P dropping double-digits in the first quarter and then rebounding in the second. Much of the rebound could be attributed to an injection of liquidity, fueled by a cumulative 275 basis points in Fed interest rate cuts. Investors, showing their willingness to look past the current difficult environment, were buoyed by the hope for a dramatic earnings recovery next year, but even optimists were guarded by this turn, with corporate earnings still dipping and general economic news, such as unemployment, mixed at best.

While the market faces distinct challenges the remainder of the year, the good news is we have been in this economic downturn for quite some time. The Fed has been consistently aggressive, inflation is low, quarter-to-quarter earnings comparisons will soon be getting easier, substantial cash is sitting on the sidelines, and valuations are improving. History demonstrates that patience is the greatest asset in periods following major market declines. This is a good time for investors to take a hard look at their investments and ensure they are in line with long-term objectives.

Outlook

We are likely entering a period of more normalized market conditions with the outsized gains of 1998 and 1999 difficult to duplicate. Whether mid-cap or large-cap, those companies that demonstrate solid fundamental growth and reasonable valuations will likely outperform. Fortunately for our shareholders, these are the types of companies that we strive to include in our portfolios.

Interview with lead equity manager Jay Sekelsky



Jay Sekelsky

Can you summarize the performance of the funds in Equity Trust for the six-month period?

While it is hard to celebrate relative returns in a down market, we're pleased that all of the funds in Equity Trust were well ahead of their benchmarks over the first six months of 2001. I don't think that many of today's investors need to be reminded that the stock market can be an uneven ride—this six month period was certainly a case in point. The market was down strongly in the first quarter, with the S&P 500 off –11.86%, while our funds showed much smaller losses. In the second quarter, when the S&P 500 recovered with a 5.86% gain, the funds in Equity Trust were also positive, but with some disparity of results, ranging from Mosaic Balanced's positive return of 0.87% to Mid-Cap Growth's 9.62%. In general, the market suffered from considerable uncertainty in a tough economic period, which only strengthens our desire to invest in the most solidly profitable companies we can find.

Mosaic Investors

Did you make any significant changes to the portfolio since December 31, 2000?

The biggest shift we made during the first half of 2001 was to reduce our holdings in technology. At the start of the year we had a negative outlook towards technology in general, leading us to a below-market weighting in that sector. As the year progressed, the fundamental outlook for technology continued to worsen and we continued to reduce our exposure to the sector. In fact, we no longer hold any of the technology stocks in our portfolios that we started the year with. However, with valuations falling we have begun to nibble on some technology stocks again, such as Check Point Software, a leading developer of computer network security software.

We also reduced our exposure in the financial area, more for stock specific reasons than due to any change in the fundamental outlook for the sector. We sold J.P. Morgan due to our assessment of an increasing risk profile, given the company's exposure to the uncertain stock and bond markets, and junk bonds in particular. During the past six months we have also increased our exposure to healthcare adding pharmaceutical company Pfizer. In addition, we took a position in AES Corporation, which is a global independent power producer that develops, acquires, owns and operates electric generation facilities. The holding gives our shareholders exposure to two powerful trends: the consolidation/deregulation of the global electricity industry and a growing demand for electricity worldwide.

What holdings were the strongest contributors to fund performance?

Although the first half of 2001 proved to be a difficult period, we did own several stocks

FUND–AT–A–GLANCE

Objective: Mosaic Investors seeks long-term capital appreciation through investments in large growth companies.

Net Assets: $28.9 million

Date of Inception: November 1, 1978

Ticker: MINVX

TOP TEN STOCK HOLDINGS AS OF JUNE 30, 2001 FOR MOSAIC INVESTORS

	% of net assets
Bristol Myers Squibb	4.49%
Target Corp.	4.43%
Wells Fargo	4.39%
AES Corp.	4.18%
Stilwell Financial Inc.	4.15%
Johnson & Johnson	3.99%
Federal Home Loan Mortgage	3.88%
US Bancorp	3.79%
Kroger Co.	3.66%
American Power Conversion	3.63%

that enhanced performance. With consumer spending remaining strong, the consumer discretionary sector proved to be rewarding. In particular, home-improvement retailer Lowe's Companies was a stellar performer, as was apparel manufacturer Liz Clairborne. Retailers Ross Stores and Target also added to our results. Lowe's Companies was sold in March as we shifted to names which we felt had more upside potential. Although we remained underweighted in technology stocks, the timely buying and selling of individual stocks within the sector led to a meaningful contribution to our results. The top contributors were First Data, a data-processing company, Microsoft, Dell and Nokia. Each of these stocks has since been sold from the portfolio as their stock prices reached a valuation level where we believed the risk outweighed the reward.

What holdings were the largest constraints on performance?

Telecommunications continued to be one of the most difficult sectors of the market. Our holding in telecomm equipment manufacturer Tellabs proved to be a disappointment as the company fell short of our expectations. With the fundamental outlook significantly diminished, we sold our position in the stock.

Other stocks that came up short included pharmaceutical company Bristol-Myers Squibb, which fell back more due to industry and political concerns than for any company-specific reasons. We continue to hold Bristol and look for strong results in the future. Advertiser Interpublic Group is experiencing diminished corporate spending on advertising, causing earnings growth to come up short of expectations, putting pressure on the stock. We view the current shortfall as cyclical in nature and look for Interpublic Group to rebound when the economy does.

Mosaic Balanced

Did you make any significant additions to the portfolio since December 31, 2000?

The stock holdings of Balanced mirror the holdings of Mosaic Investors, as discussed above. One of the factors in our management of Balanced is the mix of stocks and bonds, with 70% being the highest allowable percentage of stocks. We began the period holding 63.5% in stocks and finished with 54.7%. While we don't attempt to time the market in Balanced by making major asset class bets, the allocation does reflect our outlook for each market and the relative

FUND-AT-A-GLANCE

Objective: Mosaic Balanced seeks to provide substantial current dividend income while providing opportunity for capital appreciation by investing in a combination of mid-to-large companies and bonds.

Net Assets: $22.6 million

Date of Inception: December 18, 1986

Ticker: BHBFX

TOP FIVE STOCK AND FIXED INCOME HOLDINGS AS OF JUNE 30, 2001 FOR MOSAIC BALANCED

% of net assets

**Top Five Stock Holdings
(54.7% of net assets in stocks)**

Target Corp.	3.10%
Bristol Myers Squibb	3.00%
Wells Fargo Co	2.94%
Stilwell Financial	2.80%
Federal Home Loan Mortgage	2.76%

**Top Five Fixed Income Holdings
(31.5% of net assets in fixed income)**

Federal National Mortgage Assoc., 5.375%, 3/2002	3.39%
Federal Home Loan Mortgage, 7.375%, 5/2003	2.84%
Cardinal Health Inc., 6.25%, 7/2008	1.73%
Gap Inc., 6.9%, 9/2007	1.54%
International Lease, 8.375%, 12/2004	1.53%

strength in the bond market, which continued to outperform the major stock indices for the six-month period. The fund also held more short-term notes than usual, due to stock sales and our patience in finding suitable replacements in these uncertain markets.

How did the bond holdings in Balanced contribute to overall performance?

The first six months of 2001 were an excellent period for bonds as an asset class, allowing Balanced to actually out-perform its all-stock sibling, Mosaic Investors with a 0.13% return for the six months. We remained biased towards corporate and agency issues, which retained marked yield advantage over Treasuries over the period. The end result was nicely additive for the fund's overall performance.

Mosaic Mid–Cap Growth

Can you summarize Mid-Cap's performance over this period?

Mosaic Mid-Cap Growth had an exceptional six months, returning 7.31% against a backdrop of overall losses in the stock market. This six-month return was part of a longer trend of outperformance for small and mid-sized companies. For the one year ended June 30, the Russell 1000 Index, which tracks the 1000 largest US companies, was down 16% while the Russell Mid-Cap Index was flat. Mosaic Mid-Cap showed a 23.26% return for the year ended June 30, 2001.

What was behind Mid-Cap's superior returns over the past six months?

First of all, smaller stocks tended to outperform larger stocks in general. This was especially true for stocks that exhibited relatively lower valuations than the market in general, and technology companies in particular. Our prejudice is for companies with above average returns on equity, strong cash flow and highly capable management teams that will utilize the cash flow wisely. Many investors forgot or chose to ignore many of these important criteria in making investment decisions in the recent past, and we

FUND–AT–A–GLANCE

Objective: Mosaic Mid-Cap Growth seeks long-term capital appreciation through the investment in mid sized growth companies.

Net Assets: $10.3 million

Date of Inception: July 21, 1983

Ticker: GTSGX

TOP TEN STOCK HOLDINGS AS OF JUNE 30, 2001 FOR MOSAIC MID-CAP GROWTH

	% of net assets
Office Depot Inc.	4.31%
Valassis Communications	4.14%
Liz Claiborne Inc.	3.99%
Stilwell Financial Inc.	3.93%
Ross Stores	3.90%
Tricon Global Restaurants	3.86%
Unumprovident Corp.	3.76%
Equifax	3.63%
Edwards Lifesciences	3.63%
Dover Corporation	3.61%

were the beneficiary of a return to some of these fundamentals. Perhaps the factor that contributed most to our performance was our decision to remain steadfastly true to our discipline, thus avoiding most of the technology stocks that came crashing back to reality once the bubble burst for that sector. The stock prices of the vast majority of technology stocks could not be justified on any rational valuation basis. This conclusion kept us significantly underweighted in that area.

Was there any particular sector that showed special strength?

Late last year investor psychology turned negative on the retail sector due to concerns that the slowing economy would hurt retail sales. As is often the case, investors overreacted which created a buying opportunity. High quality companies such as Ethan Allen, Ross Stores and Liz Claiborne (an apparel company closely tied to the retail industry) were selling at very attractive valuations. We took advantage of this opportunity, a decision that has benefited performance. Our financial holdings also were additive to performance, most notably Southtrust, a Birmingham, Alabama based regional bank, and Markel, a specialty insurance provider.

What holdings were the largest constraints on performance?

Technology in general was a drain on the market, and while we were relatively underweighted, it was these holdings that were the largest constraints on performance. Most technology companies are still reeling from the aftermath of overspending from 1998-2000 and the realization that 2001 may represent the first decline in overall technology spending in 40 years. CTS Corporation, a provider of products for end markets such as wireless communication, autos and computers, suffered from a sharp drop in demand from both North America and overseas. Efficient Networks, a manufacturer of digital subscriber line (DSL) and broadband access solutions, experienced similar demand declines in their end markets. With spending on technology and information systems being cut across the board, systems integrator and consulting firm Computer Sciences saw demand for its consultants drop precipitously. The resulting earnings disappointments, reduced growth expectations and company guidance of no relief for the next 12 to 18 months led us to sell our positions in these companies.

Mosaic Foresight Fund



*Frank
Burgess*

Mosaic Foresight outperformed the S&P 500's negative 6.70% return for the period with a negative return of only 2.07%. The fund maintained its defensive posture throughout the six months, beginning the period with a stock allocation of 40.4% and ending the period with 39.5% of the portfolio in stocks. The results on the stock side reflected the market downdraft, with performance in line with the S&P 500. The fixed income holdings were additive to performance.

As was true for the market in general, the fund's technology holdings were the largest constraints on performance, particularly the fund's holdings in Ariba and Tellabs. On the positive side, the sale of Lowe's Companies produced a nice gain for the fund, while regional bank Southtrust and Edwards Lifesciences, a medical supply company, both had strong results.

The relatively low exposure to stocks throughout the period demonstrated management's concern over the short-term

FUND-AT-A-GLANCE

Objective: Mosaic Foresight seeks long-term capital appreciation through investments in large growth companies while pursuing capital preservation through active management of market exposure.

Net Assets: $3.3 million

Date of Inception: December 31, 1997

Ticker: GEWWX

TOP FIVE STOCK HOLDINGS AS OF JUNE 30, 2001 FOR MOSAIC FORESIGHT

(39.4% of net assets in stocks)

	% of net assets
Edwards Lifesciences Corp.	4.12%
MBIA Inc.	3.86%
Southtrust Corp.	3.39%
Marshall & Ilsley Corp.	3.32%
Midwest Express Holdings	3.31%

prospects of the economy and the overall stock market. At the same time, a down market does provide buying opportunities, and a number of names, including Edwards Lifesciences, Cisco and Check Point Software, were added over the period. We will continue to apply our disciplined criteria for adding companies to the portfolio as we carefully monitor the economic landscape over the next six months.

Investors Fund • Portfolio of Investments (unaudited)

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
82.4% of net assets		
BANKS: 8.2%		
US Bancorp	48,000	$ 1,093,920
Wells Fargo & Co.	27,325	1,268,700
CONSUMER CYCLICALS: 13.3%		
Interpublic Group Co.	26,770	785,700
Liz Claiborne	19,290	973,181
Ross Stores	32,700	786,435
Target Corp.	37,000	1,280,200
CONSUMER SERVICES – TELECOMMUNICATIONS: 2.0%		
Worldcom Inc.*	39,510	587,909
CONSUMER STAPLES: 14.8%		
Kroger Company	42,250	1,056,250
McDonald's Corp.	35,000	947,100
Rogers Communication	42,295	640,769
Safeway, Inc.*	17,720	850,560
Scripps, Company	11,195	772,455
FINANCIAL SERVICES: 8.0%		
Federal Home Loan Mortgage Corp.	16,000	1,120,000
Stilwell Financial, Inc.	35,690	1,197,756
HEALTHCARE: 13.4%		
Abbot Laboratories	14,805	710,788
Bristol Myers Squibb	24,785	1,296,256
Johnson & Johnson	23,040	1,152,000
Pfizer, Inc.	17,865	715,493

	NUMBER OF SHARES	VALUE
INDUSTRIAL: 10.0%		
AES Corp.	28,065	$ 1,208,198
Dover Corp.	25,280	951,792
Martin Marietta Materials	14,880	736,411
INSURANCE: 6.9%		
Markel Corp.*	5,315	1,044,397
Mercury General Corp.	27,000	944,190
TECHNOLOGY: 5.8%		
American Power Conversion	70,855	1,048,654
Check Point Software Technologies Ltd.	12,175	622,995
TOTAL COMMON STOCKS (cost $22,093,609)		$23,792,109
REPURCHASE AGREEMENT:		
17.5% of net assets		
With Morgan Stanley Dean Witter and Company issued 6/29/01 at 3.7%, due 7/02/01, collateralized by $5,153,297 in United States Treasury Notes due 8/15/01. Proceeds at maturity are $5,051,557. (cost $5,050,000)		5,050,000
TOTAL INVESTMENTS: 99.9% of net assets (cost $27,143,609)		$28,842,109
CASH AND RECEIVABLES LESS LIABILITIES: 0.1% of net assets		15,802
NET ASSETS: 100%		$28,857,911

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Balanced Fund • Portfolio of Investments (unaudited)

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 54.7% of net assets		
BANKS: 5.4%		
US Bancorp	24,977 $	569,226
Wells Fargo & Co.	14,165	657,681
CONSUMER CYCLICALS: 8.9%		
Interpublic Group Co.	14,000	410,900
Liz Claiborne	9,890	498,950
Ross Stores	17,020	409,331
Target Corp.	20,000	692,000
CONSUMER SERVICES – TELECOMMUNICATIONS: 1.4%		
Worldcom, Inc.*	21,780	324,086
CONSUMER STAPLES: 9.5%		
Kroger Company	21,500	537,500
McDonald's Corp.	16,935	458,261
Rogers Communication	22,210	336,481
Safeway, Inc.*	8,405	403,440
Scripps, Company	5,840	402,960
FINANCIAL SERVICES: 5.5%		
Federal Home Loan Mortgage Corp.	8,800	616,000
Stilwell Financial, Inc.	18,660	626,230
HEALTHCARE: 9.0%		
Abbot Laboratories	8,150	391,282
Bristol Myers Squibb	12,815	670,224
Johnson & Johnson	11,960	598,000
Pfizer, Inc.	9,300	372,465

*Non-income producing

	NUMBER OF SHARES	VALUE
INDUSTRIAL: 6.6%		
AES Corp.	14,245 $	613,247
Dover Corp.	13,240	498,486
Martin Marietta Materials	7,695	380,826
INSURANCE: 4.6%		
Markel Corp.*	2,785	547,252
Mercury General Corp.	13,850	484,334
TECHNOLOGY: 3.8%		
American Power Conversion	35,960	532,208
Check Point Software Technologies	6,215	318,022
TOTAL COMMON STOCKS (cost $11,477,498)		$12,349,392

	PRINCIPAL AMOUNT	VALUE
DEBT INSTRUMENTS: 31.5% of net assets		
CORPORATE OBLIGATIONS: 23.1%		
Associates Corp. of North America, 6%, 4/1/03	$325,000 $	330,551
Cardinal Health Inc., 6.25%, 7/1/08	390,000	386,100
Computer Sciences Corp., 7.5%, 8/08/05	255,000	260,737
Daimler Chrysler, 7.20%, 9/1/09	250,000	249,993
Ford Motor Credit Co., 7.75%, 3/15/05	325,000	329,576
Gap, Inc., 6.9%, 9/15/07	345,000	345,000
General Motors Acceptance Corp., 5.875%, 1/22/03	330,000	333,676

The Notes to Financial Statements are an integral part of these statements.

	PRINCIPAL AMOUNT	VALUE
Hewlett-Packard Co., 7.15%, 6/15/05	$250,000	$ 258,750
Household Finance Corp., 7.875%, 3/1/2007	300,000	320,625
International Lease Finance Corp., 8.375%, 12/15/04	315,000	342,563
Kohls Corp., 6.7%, 2/1/06	280,000	287,000
Lexmark International, 6.75%, 5/1/08	290,000	275,862
Lowe's Companies, 8.25%, 6/1/10	250,000	274,688
SBC Communication, 5.75%, 5/2/06	150,000	148,767
Sun Microsystems Inc., 7.5%, 8/15/06	200,000	206,500
Target Corp., 7.5%, 2/15/05	300,000	317,625
The Goldman Sachs Co., 7.35%, 10/1/09	230,000	237,763
Worldcom Inc., 7.75%, 4/1/07	305,000	314,699
US TREASURY & AGENCY OBLIGATIONS: 8.4%		
Federal Home Loan Mortgage Corp, 7.375%, 05/15/03	605,000	634,494
Federal National Mortgage Association, 5.375%, 3/15/02	750,000	757,500
Federal National Mortgage Association, 7.25%, 1/15/10	300,000	322,728
US Treasury Notes, 6.25%, 8/31/02	170,000	174,330
TOTAL DEBT INSTRUMENTS (cost $6,982,097)		$ 7,109,527

	VALUE
REPURCHASE AGREEMENT: 12.7% of net assets	
With Morgan Stanley Dean Witter and Company issued 6/29/01 at 3.7%, due 7/02/01, collateralized by $290,830 in United States Treasury Notes due 8/15/01. Proceeds at maturity are $285,088. (cost $285,000)	285,000
With Morgan Stanley Dean Witter and Company issued 6/29/01 at 3.7%, due 7/02/01, collateralized by $2,622,562 in United States Treasury Notes due 5/15/04. Proceeds at maturity are $2,565,791. (cost $2,565,000)	2,565,000
TOTAL INVESTMENTS: 98.9% of net assets (cost $21,309,595)	$22,308,919
CASH AND RECEIVABLES LESS LIABILITIES: 1.1% of net assets	255,611
NET ASSETS: 100%	$22,564,530

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Mid–Cap Growth Fund • Portfolio of Investments (unaudited)

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 85.0% of net assets		
BANKS: 3.3%		
Southtrust Corp.	13,160 $	341,370
CONSUMER CYCLICALS: 17.1%		
Ethan Allen Interiors	6,180	200,850
Liz Claiborne	8,090	408,141
Office Depot Inc.	42,510	441,254
Ross Stores	16,575	398,629
Toys R Us	12,270	303,682
CONSUMER SERVICES – TELECOMMUNICATIONS: 3.4%		
Telephone & Data Systems, Inc.	3,155	343,106
CONSUMER STAPLES: 18.7%		
Jack in the Box Inc.	12,200	318,420
Kroger Company	10,000	250,000
Rogers Communication*	18,370	278,305
Scripps, Corp.	3,700	255,300
Tricon Global Restaurant*	8,990	394,661
Valassis Communications, Inc.*	11,825	423,335
FINANCIAL SERVICES: 11.1%		
A.G. Edwards Inc.	8,000	360,000
Equifax	10,135	371,752
Stilwell Financial, Inc.	11,975	401,881
HEALTHCARE: 9.0%		
Apogent Technologies	12,620	310,452
Dentsply International, Incorporated	5,515	245,142
Edwards Lifesciences Company	14,100	371,676

	NUMBER OF SHARES	VALUE
INDUSTRIAL: 6.5%		
Dover Corporation	9,800 $	368,970
Martin Marietta Materials	5,900	291,991
INSURANCE: 10.5%		
Markel Corp.*	1,720	337,980
Mercury General Corp.	10,000	349,700
Unumprovident Corp.	11,980	384,798
TECHNOLOGY: 3.0%		
American Power Conversion	20,765	307,322
TRANSPORTATION: 2.4%		
Expiditors International of Washington, Inc.	4,000	245,920
TOTAL COMMON STOCKS (cost $6,771,588)		$ 8,704,637

REPURCHASE AGREEMENT:
14.8% of net assets

With Morgan Stanley Dean Witter and Company issued 6/29/01 at 3.7%, due 7/02/01, collateralized by $1,551,091 in United States Treasury Notes due 8/15/01. Proceeds at maturity are $1,520,469. (cost $1,520,000)   1,520,000

TOTAL INVESTMENTS 99.8% of net assets (cost $8,291,588)		$10,224,637
CASH AND RECEIVABLES LESS LIABILITIES: 0.2% of net assets		25,562
NET ASSETS: 100%		$10,250,199

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Foresight Fund • Portfolio of Investments (unaudited)

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 39.4% of net assets		
BANKS: 6.7%		
Marshall & Ilsley Corp.	2,000	$ 107,800
Southtrust Corp.	4,240	109,986
CONSUMER CYCLICALS: 2.8%		
Liz Claiborne	1,805	91,062
FINANCIAL SERVICES: 3.2%		
Federal Home Loan Mortgage Corp.	1,500	105,000
HEALTHCARE: 6.9%		
Bristol Myers Squibb	1,750	91,525
Edwards Lifesciences Company	5,065	133,513
INDUSTRIAL: 6.4%		
Dover Corp.	2,650	99,773
Midwest Express Holdings, Inc.*	6,185	107,310
INSURANCE: 7.0%		
MBIA, Inc.	2,250	125,280
MGIC Investment Corp.	1,405	102,059
TECHNOLOGY: 6.4%		
Ariba Inc.	6,000	31,800
Check Point Software Technologies	1,300	66,521
Cisco Systems Inc.	3,940	76,239
Tellabs Inc.	1,855	35,080
TOTAL COMMON STOCKS (cost $1,193,156)		$ 1,282,948

	PRINCIPAL AMOUNT	VALUE
U.S. GOVERNMENT AGENCY OBLIGATIONS: 30.6% of net assets		
Federal Home Loan Mortgage Corp., 3.93%, 7/16/01	$500,000	$ 499,280
Federal National Mortgage Association, 3.78%, 8/16/01	500,000	497,685
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (cost $996,873)		$ 996,965
REPURCHASE AGREEMENT: 29.6% of net assets		
With Morgan Stanley Dean Witter and Company issued 6/29/01 at 3.7%, due 7/02/01, collateralized by $981,678 in United States Treasury Notes due 8/15/01. Proceeds at maturity are $962,297. (cost $962,000)		962,000
TOTAL INVESTMENTS 99.6% of net assets (cost $3,152,029)		$ 3,241,913
CASH AND RECEIVABLES LESS LIABILITIES: 0.4% of net assets		11,785
NET ASSETS: 100%		$ 3,253,698

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities (unaudited)

June 30, 2001

	Investors Fund	Balanced Fund	Mid-Cap Growth Fund	Foresight Fund
ASSETS				
Investments, at value (Notes 1 and 2)				
Investment securities*.	$23,792,109	$19,458,919	$ 8,704,637	$ 2,279,913
Repurchase agreements	5,050,000	2,850,000	1,520,000	962,000
Total investments	$28,842,109	$22,308,919	$10,224,637	$ 3,241,913
Cash.	233	959	912	557
Receivables				
Investment securities sold.	26,592	14,659	—	—
Dividends and interest	11,947	139,938	4,675	1,228
Capital shares sold	15,300	108,068	19,975	10,000
Total assets	$28,896,181	$22,572,543	$10,250,199	$ 3,253,698
LIABILITIES				
Payables				
Dividends	—	7,306	—	—
Capital shares redeemed	38,270	707	—	—
Total liabilities	38,270	8,013	—	—
NET ASSETS (Note 6).	$28,857,911	$22,564,530	$ 10,250,199	$ 3,253,698
CAPITAL SHARES OUTSTANDING.	1,467,930	1,217,414	1,046,353	252,874
NET ASSET VALUE PER SHARE	$ 19.66	$ 18.53	$ 9.80	$ 12.87
*INVESTMENT SECURITIES, AT COST	$22,093,609	$18,459,595	$ 6,771,588	$ 2,190,029

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations (unaudited)

For the six-months ended June 30, 2001

	Investors Fund	Balanced Fund	Mid-Cap Growth Fund	Foresight Fund
INVESTMENT INCOME (Note 1)				
Interest income....................	$ 89,096	$ 280,644	$ 38,245	$ 44,767
Dividend income...................	116,876	62,159	29,136	5,422
Other income......................	609	63	18,591	—
Total investment income	206,581	342,866	85,972	50,189
EXPENSES (Notes 3 and 5)				
Investment advisory fees	106,257	83,859	35,157	11,329
Administrative and professional fees	56,670	50,315	23,438	7,553
Total expenses	162,927	134,174	58,595	18,882
NET INVESTMENT INCOME	$ 43,654	$ 208,692	$ 27,377	$ 31,307
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS				
Net realized gain (loss) on investments...	(287,114)	(167,481)	(229,768)	2,574
Change in net unrealized appreciation (depreciation) of investments..........	(346,584)	(20,612)	858,753	(85,374)
Net realized and unrealized gain (loss) on investments........................	$(633,698)	$(188,093)	$ 628,985	$ (82,800)
TOTAL INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(590,044)	$ 20,599	$ 656,362	$ (51,493)

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

For the period indicated

	Investors Fund		Balanced Fund	
	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 43,654	$ 14,885	$ 208,692	$ 368,025
Net realized gain (loss) on investments. . .	(287,114)	4,075,053	(167,481)	2,319,593
Net unrealized depreciation on investments	(346,584)	(1,408,790)	(20,612)	(621,845)
Total increase (decrease) in net assets resulting from operations	(590,044)	2,681,148	20,599	2,065,773
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	(8,678)	(6,207)	(208,881)	(367,836)
From net capital gains.	—	(3,947,841)	—	(2,074,038)
Total distributions	(8,678)	(3,954,048)	(208,881)	(2,441,874)
CAPITAL SHARE TRANSACTIONS (Note 8) . . .	1,975,567	(572,472)	971,988	(3,169,297)
TOTAL INCREASE (DECREASE) IN NET ASSETS	1,376,845	(1,845,372)	783,706	(3,545,398)
NET ASSETS				
Beginning of period.	$27,481,066	$29,326,438	$21,780,824	$25,326,222
End of period	$28,857,911	$27,481,066	$22,564,530	$21,780,824

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Mid-Cap Growth Fund		Foresight Fund	
	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 27,377	$ 32,235	$ 31,307	$ 57,612
Net realized gain (loss) on investments. . .	(229,768)	1,690,409	2,574	185,927
Net unrealized appreciation (depreciation) on investments	858,753	(317,662)	(85,374)	128,838
Total increase (decrease) in net assets resulting from operations	656,362	1,404,982	(51,493)	372,377
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	(2,487)	(29,748)	(57,652)	—
From net capital gains.	(229,511)	(1,573,816)	—	—
Total distributions	(231,998)	(1,603,564)	(57,652)	—
CAPITAL SHARE TRANSACTIONS (Note 8) . . .	724,450	510,592	505,319	(99,379)
TOTAL INCREASE IN NET ASSETS	1,148,814	312,010	396,174	272,998
NET ASSETS				
Beginning of period.	$ 9,101,385	$ 8,789,375	$ 2,857,524	$ 2,584,526
End of period	$10,250,199	$ 9,101,385	$ 3,253,698	$ 2,857,524

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

INVESTORS FUND

	(unaudited) Six Months Ended June 30, 2001	2000	Year Ended December 31, 1999	1998	1997[1]
Net asset value beginning of year	$20.06	$21.10	$24.26	$22.37	$19.16
Investment operations:					
Net investment income (loss)	0.03	0.01	(0.01)	0.04	0.14
Net realized and unrealized gain (loss) on investments	(0.42)	2.28	1.21	4.13	6.39
Total from investment operations	(0.39)	2.29	1.20	4.17	6.53
Less distributions:					
From net investment income	(0.01)	(0.01)	—	(0.04)	(0.14)[2]
From net realized gain on investments	—	(3.32)	(4.36)	(2.24)	(3.18)[2]
Total distributions	(0.01)	(3.33)	(4.36)	(2.28)	(3.32)[2]
Net asset value, end of period	$19.66	$20.06	$21.10	$24.26	$22.37
Total return (%)	(1.96)[5]	10.84	5.06	18.66	34.84
Ratios and supplemental data					
Net assets, end of period (in thousands)	$28,858	$27,481	$29,326	$29,528	$25,202
Ratio of expenses to average net assets (%)	1.15[4]	1.15	1.15	1.16	1.15
Ratio of net investment income (loss) to average net assets (%)	0.31[4]	0.05	(0.03)	0.17	0.49
Portfolio turnover (%)	35[5]	81	74	85	78[3]

[1] All data reflect share price adjustment due to fund merger on June 13, 1997. (See note 1).

[2] Includes distribution attributable to net investment income and net realized gain from Mosaic Investors Fund. (See note 1).

[3] For purposes of determining portfolio turnover, the transfer of securities pursuant to the merger on June 13, 1997 are not considered.

[4] Annualized.

[5] Not annualized.

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (continued)

Selected data for a share outstanding for the periods indicated.

BALANCED FUND

	(unaudited) Six Months Ended June 30, 2001	2000	Year Ended December 31, 1999	1998	1997[1]
Net asset value beginning of year	$18.68	$18.95	$20.47	$19.48	$18.09
Investment operations:					
Net investment income	0.17	0.33	0.33	0.37	0.40
Net realized and unrealized gain (loss) on investments	(0.15)	1.69	0.31	2.56	4.04
Total from investment operations	0.02	2.02	0.64	2.93	4.44
Less distributions:					
From net investment income	(0.17)	(0.33)	(0.33)	(0.37)	(0.41)[2]
From net realized gain on investments	—	(1.96)	(1.83)	(1.57)	(2.64)[2]
Total distributions	(0.17)	(2.29)	(2.16)	(1.94)	(3.05)[2]
Net asset value, end of period	$18.53	$18.68	$18.95	$20.47	$19.48
Total return (%)	0.13[5]	10.79	3.14	15.15	25.49
Ratios and supplemental data					
Net assets, end of period (in thousands)	$22,565	$21,781	$25,326	$24,735	$17,403
Ratio of expenses to average net assets (%)	1.20[4]	1.20	1.20	1.20	1.35
Ratio of net investment income to average net assets (%)	1.85[4]	1.70	1.57	1.83	1.80
Portfolio turnover (%)	29[5]	66	55	94	78[3]

[1] All data reflect share price adjustment due to fund merger on June 13, 1997. (See note 1).
[2] Includes distribution attributable to net investment income and net realized gain from Mosaic Equity Income Fund. (See note 1).
[3] For purposes of determining portfolio turnover, the transfer of securities pursuant to the merger on June 13, 1997 are not considered.
[4] Annualized.
[5] Not annualized.

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (continued)

Selected data for a share outstanding for the periods indicated.

MID-CAP GROWTH FUND[1]

	(unaudited) Six Months Ended June 30, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Nine Months Ended Dec. 31, 1997	Year Ended March 31, 1997
Net asset value beginning of period	$9.36	$9.57	$8.74	$9.25	$9.88	$20.49
Investment operations:						
Net investment income (loss)	0.03	0.04	—	(0.01)	(0.03)	(0.02)
Net realized and unrealized gain (loss) on investments	0.64	1.74	0.83	0.64	1.91	(0.47)
Total from investment operations	0.67	1.78	0.83	0.63	1.88	(0.49)
Less distributions:						
From net investment income	—	(0.04)	—	—	—	(0.02)
From net realized gain on investments	(0.23)	(1.95)	—	(1.14)	(2.51)	(10.10)
Total distributions	(0.23)	(1.99)	—	(1.14)	(2.51)	(10.12)
Net asset value, end of period	$9.80	$9.36	$9.57	$8.74	$9.25	$9.88
Total return (%)	7.31[3]	18.46	9.50	6.81	26.06	(5.59)
Ratios and supplemental data						
Net assets, end of period (in thousands)	$10,250	$9,101	$8,789	$10,207	$11,468	$10,964
Ratio of expenses to average net assets (%)	1.25[2]	1.25	1.25	1.26	1.27[2]	1.62
Ratio of net investment income to average net assets (%)	0.58[2]	0.38	(0.03)	(0.09)	(0.35)[2]	(0.12)
Portfolio turnover (%)	30[3]	75	65	88	80	127

[1] Effective July 31, 1996, the investment advisory services transferred to Madison Mosaic, LLC from Bankers Finance Investment Management Corp.
[2] Annualized.
[3] Not annualized.

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (continued)

Selected data for a share outstanding for the periods indicated.

FORESIGHT FUND[1]

	(unaudited) Six Months Ended June 30, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Nine Months Ended Dec. 31, 1997	Year Ended March 31, 1997
Net asset value beginning of period	$13.41	$11.46	$11.95	$10.46	$10.97	$9.86
Investment operations:						
Net investment income (loss)	0.13	0.27	0.37	0.22	(0.01)	0.01
Net realized and unrealized gain (loss) on investments	(0.40)	1.68	(0.49)	1.49	(0.50)	1.10
Total from investment operations	(0.27)	1.95	(0.12)	1.71	(0.51)	1.11
Less distributions from net investment income	(0.27)	—	(0.37)	(0.22)	—	—
Net asset value, end of period	$12.87	$13.41	$11.46	$11.95	$10.46	$10.97
Total return (%)	(2.07)[3]	17.02	(0.94)	16.36	(4.65)	11.21
Ratios and supplemental data						
Net assets, end of period (in thousands)	$3,254	$2,858	$2,585	$3,294	$1,914	$2,582
Ratio of expenses to average net assets (%)	1.25[2]	1.25	1.25	1.30	2.92[2]	3.00
Ratio of expenses to average net assets after fee waiver (%)	1.25[2]	1.25	1.25	1.30	2.41[2]	2.50
Ratio of net investment income to average net assets (%)	2.06[2]	2.37	2.73	2.59	(0.56)[2]	(0.40)
Ratio of net investment income to average net assets after fee waiver (%)	2.06[2]	2.37	2.73	2.59	0.05[2]	0.10
Portfolio turnover (%)	23[3]	104	76	185	2	47

[1] Effective July 31, 1996, the investment advisory services transferred to Madison Mosaic, LLC from Bankers Finance Investment Management Corp. Prior to January 1, 1998, the Foresight Fund had different investment policies and objectives and was called Worldwide Growth Fund (see note 1).
[2] Annualized.
[3] Not annualized.

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies.

Mosaic Equity Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, investment management company. The Trust offers shares in four separate diversified funds which invest in differing securities. The Investors Fund, the surviving economic entity of the merger between Mosaic Equity Trust Investors Fund and Bascom Hill Investors, Inc., which occurred on June 13, 1997, is invested in established companies that may be under-valued and may offer significant growth potential. The Balanced Fund, the surviving economic entity of the merger between Mosaic Equity Trust Equity Income Fund and Bascom Hill BALANCED Fund, Inc., which occurred on June 13, 1997, is invested in a combination of investment grade fixed-income securities and equity securities of established companies. All financial information presented prior to the effective date of the mergers represents activity of the Bascom Hill Investors, Inc. and the Bascom Hill BALANCED Fund, Inc., respectively. The Mid-Cap Growth Fund is invested primarily in "mid-cap" companies that may offer rapid growth potential. The Foresight Fund moves in and out of the stock and bond markets when these markets appear unusually over-or-under valued. Prior to January 1, 1998, the Foresight Fund was known as Worldwide Growth Fund, an international emerging markets fund. Its portfolio was liquidated on December 31, 1997 and information for the period prior to such liquidation is presented for informational purposes.

Securities Valuation: Securities traded on a national securities exchange are valued at their closing sale price, if available, and if not available such securities are valued at the mean between their bid and asked prices. Other securities, for which current market quotations are not readily available, are valued at their fair value as determined in good faith by the Board of Trustees. Short-term securities (maturing within 60 days) are valued at amortized cost which approximates market value. Securities with maturities in excess of 60 days are valued at market value. Repurchase Agreements are valued at amortized cost, which approximates market value.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount is accreted over the expected life of each applicable security. Dividend income is recorded on the ex-dividend date. Other income is accrued as earned.

Distribution of Income and Gains: Substantially all of the Trust's accumulated net investment income, if any, determined as gross investment income less expenses, is declared as a regular dividend and distributed to shareholders at year end for the Investors, Mid-Cap Growth and Foresight Funds. The Trust intends to declare and pay regular dividends quarterly on the Balanced Fund. Capital gain distributions, if any, are declared and paid annually at year end. Additional distributions may be made if necessary.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Trust to comply with the provisions of the

Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes. As of December 31, 2000, the Foresight Fund had available for federal income tax purposes an unused capital loss carryover of $6,536, expiring December 31, 2003.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investments in Repurchase Agreements. When the Trust purchases securities under agreements to resell, the securities are held for safekeeping by the custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Trust, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations.

3. Investment Advisory Fees and Other Transactions with Affiliates. The Investment Advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("the Advisor"), earns an advisory fee equal to 0.75% per annum of the average net assets of each of the Investors, Balanced, Mid-Cap Growth and Foresight Funds; the fees are accrued daily and are paid monthly.

4. Aggregate Cost and Unrealized Appreciation (Depreciation). The aggregate cost for federal income tax purposes and the net unrealized appreciation are stated as follows as of June 30, 2001:

	Investors Fund	Balanced Fund
Aggregate Cost	$27,143,609	$21,309,595
Gross unrealized appreciation	3,112,044	1,752,037
Gross unrealized depreciation	(1,413,544)	(752,713)
Net unrealized appreciation	$ 1,698,500	$ 999,324

	Mid-Cap Growth Fund	Foresight Fund
Aggregate Cost	$ 8,291,588	$ 3,152,029
Gross unrealized appreciation	2,018,404	261,351
Gross unrealized depreciation	(85,355)	(171,467)
Net unrealized appreciation	$1,933,049	$ 89,884

5. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets.

Notes to Financial Statements (continued)

This percentage is 0.40% for the Investors Fund, 0.45% for the Balanced Fund, and 0.50% for the Mid-Cap Growth Fund and Foresight Fund. These fees are accrued daily and paid monthly.

The Advisor is also responsible for the fees and expenses of Trustees who are affiliated with the Advisor and certain promotional expenses.

6. Net Assets. At June 30, 2001, net assets included the following:

	Investors Fund	Balanced Fund
Net paid in capital on shares of beneficial interest	$25,962,478	$20,867,613
Undistributed net investment income	34,976	—
Accumulated net realized gains	1,161,957	697,593
Net unrealized appreciation on investments	1,698,500	999,324
Total Net Assets	**$28,857,911**	**$22,564,530**

	Mid-Cap Growth Fund	Foresight Fund
Net paid in capital on shares of beneficial interest	$ 8,187,029	$3,136,469
Undistributed net investment income	27,377	31,307
Accumulated net realized gains (losses)	102,744	(3,962)
Net unrealized appreciation on investments	1,933,049	89,884
Total Net Assets	**$10,250,199**	**$3,253,698**

7. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the six-months ended June 30, 2001 were as follows:

	Purchases	Sales
Investors Fund:		
U. S. Gov't Securities	—	—
Other	$8,790,776	$10,562,383
Balanced Fund:		
U. S. Gov't Securities	$ 210,174	$ 500,000
Other	$5,547,217	$6,550,820
Mid-Cap Growth Fund:		
U. S. Gov't Securities	—	—
Other	$3,107,977	$2,431,050
Foresight Fund:		
U. S. Gov't Securities	—	—
Other	$498,144	$283,903

8. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares for the following periods were:

Investors Fund	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000
In Dollars		
Shares sold	$ 3,467,073	$14,147,282
Shares issued in reinvestment of dividends	8,228	3,778,471
Total shares issued	3,475,301	17,925,753
Shares redeemed	(1,499,734)	(18,498,225)
Net increase (decrease)	$ 1,975,567	$ (572,472)
In Shares		
Shares sold	173,432	690,612
Shares issued in reinvestment of dividends	402	188,265
Total shares issued	173,834	878,877
Shares redeemed	(75,960)	(898,739)
Net increase (decrease)	97,874	(19,862)

Notes to Financial Statements (concluded)

Balanced Fund	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000
In Dollars		
Shares sold	$ 2,099,806	$ 1,322,549
Shares issued in reinvestment of dividends	194,789	2,288,488
Total shares issued	2,294,595	3,611,037
Shares redeemed	(1,322,607)	(6,780,334)
Net increase (decrease)	$ 971,988	$(3,169,297)
In Shares		
Shares sold	111,209	70,728
Shares issued in reinvestment of dividends	10,531	122,208
Total shares issued	121,740	192,936
Shares redeemed	(70,021)	(364,046)
Net increase (decrease)	51,719	(171,110)

Foresight Fund	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000
In Dollars		
Shares sold	$ 741,930	$ 446,822
Shares issued in reinvestment of dividends	54,478	—
Total shares issued	796,408	446,822
Shares redeemed	(291,089)	(546,201)
Net increase (decrease)	$ 505,319	$ (99,379)
In Shares		
Shares sold	57,637	35,263
Shares issued in reinvestment of dividends	4,118	—
Total shares issued	61,755	35,263
Shares redeemed	(21,976)	(47,610)
Net increase (decrease)	39,779	(12,347)

Mid-Cap Growth Growth Fund	(unaudited) Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000
In Dollars		
Shares sold	$ 941,812	$ 3,160,071
Shares issued in reinvestment of dividends	230,143	1,546,844
Total shares issued	1,171,955	4,706,915
Shares redeemed	(447,505)	(4,196,323)
Net increase	$ 724,450	$ 510,592
In Shares		
Shares sold	97,834	340,497
Shares issued in reinvestment of dividends	24,174	164,733
Total shares issued	122,008	505,230
Shares redeemed	(47,614)	(451,478)
Net increase	74,394	53,752

This page was left blank intentionally.

The Mosaic Family of Mutual Funds

Mosaic Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Growth Fund
Mosaic Foresight Fund

Mosaic Focus Fund

Mosaic Income Trust

Mosaic Government Fund
Mosaic Intermediate Income Fund
Mosaic Institutional Bond Fund

Mosaic Tax-Free Trust

Mosaic Tax-Free Arizona Fund
Mosaic Tax-Free Missouri Fund
Mosaic Tax-Free Virginia Fund
Mosaic Tax-Free National Fund
Mosaic Tax-Free Money Market

Mosaic Government Money Market

For more complete information on any Mosaic Fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by Mosaic Funds Distributor, LLC in any jurisdiction in which such offering may not be lawfully made.

Transfer Agent

Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
888-670-3600

Telephone Numbers

Shareholder Service
Toll-free nationwide: **(888) 670 3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **(800) 336 3063**



www.mosaicfunds.com

SEC File Number 811-3615